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                             [LETTERHEAD OF KPMG]


AUDITORS' REPORT

To the Board of Directors of Cineplex Odeon Corporation

We consent to incorporation by reference in the registration statement (No. 333-52453) on Form S-8 of Loews Cineplex Entertainment Corporation pertaining to the Loews Cineplex Entertainment Corporation 1997 Stock Incentive Plan of our report dated February 13, 1998, relating to the consolidated balance sheets of Cineplex Odeon Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and changes in cash resources for each of the years in the three-year period ended December 31, 1997, which is incorporated by reference in the Annual Report on Form 10K of Loews Cineplex Entertainment Corporation for the year ended February 28, 1999.


/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

May 20, 1999